UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

NuCana plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

67022C106

(CUSIP Number)

Armance Bordes

Sofinnova Partners SAS

7-11 blvd Haussmann

75009 Paris

France

+33 1 76 23 41 09

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67022C106	Page 2 of 10

1.	Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares), except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VI, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”) and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
	9.

Sole Dispositive Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares), except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.9%[1]
14.	Type of Reporting Person (see instructions) 00

1	Percentage of class is calculated based on 48,495,006 ordinary shares outstanding as of September 21, 2020, as reported in the Prospectus Supplement, dated as of September 16, 2020, filed pursuant to Rule 424(b)(5) by NuCana plc with the SEC on September 17, 2020.

CUSIP No. 67022C106	Page 3 of 10

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
	9.

Sole Dispositive Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares), except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.9%[2]
14.	Type of Reporting Person (see instructions) 00

2	Percentage of class is calculated based on 48,495,006 ordinary shares outstanding as of September 21, 2020, as reported in the Prospectus Supplement, dated as of September 16, 2020, filed pursuant to Rule 424(b)(5) by NuCana plc with the SEC on September 17, 2020.

CUSIP No. 04351P101	Page 4 of 10

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.9%[3]
14.	Type of Reporting Person (see instructions) IN

3	Percentage of class is calculated based on 48,495,006 ordinary shares outstanding as of September 21, 2020, as reported in the Prospectus Supplement, dated as of September 16, 2020, filed pursuant to Rule 424(b)(5) by NuCana plc with the SEC on September 17, 2020.

CUSIP No. 04351P101	Page 5 of 10

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.9%[4]
14.	Type of Reporting Person (see instructions) IN

4	Percentage of class is calculated based on 48,495,006 ordinary shares outstanding as of September 21, 2020, as reported in the Prospectus Supplement, dated as of September 16, 2020, filed pursuant to Rule 424(b)(5) by NuCana plc with the SEC on September 17, 2020.

CUSIP No. 04351P101	Page 6 of 10

1.	Name of Reporting Persons Henrijette Richter (“Richter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Danish Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Richter, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.9%[5]
14.	Type of Reporting Person (see instructions) IN

5	Percentage of class is calculated based on 48,495,006 ordinary shares outstanding as of September 21, 2020, as reported in the Prospectus Supplement, dated as of September 16, 2020, filed pursuant to Rule 424(b)(5) by NuCana plc with the SEC on September 17, 2020.

CUSIP No. 04351P101	Page 7 of 10

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.9%[6]
14.	Type of Reporting Person (see instructions) IN

[6]	Percentage of class is calculated based on 48,495,006 ordinary shares outstanding as of September 21, 2020, as reported in the Prospectus Supplement, dated as of September 16, 2020, filed pursuant to Rule 424(b)(5) by NuCana plc with the SEC on September 17, 2020.

CUSIP No. 04351P101	Page 8 of 10

1.	Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Italian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

5,798,842 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.9%[7]
14.	Type of Reporting Person (see instructions) IN

[7]	Percentage of class is calculated based on 48,495,006 ordinary shares outstanding as of September 21, 2020, as reported in the Prospectus Supplement, dated as of September 16, 2020, filed pursuant to Rule 424(b)(5) by NuCana plc with the SEC on September 17, 2020.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Sofinnova Capital VI FCPR (“SC VI”), Sofinnova Partners SAS, a French corporation (“SP SAS”), Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC VI and SP SAS, the “Reporting Persons”) on February 21, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2019, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on February 12, 2020, and as further amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 28, 2020 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c)	SC VI sold ADSs of NuCana plc on the following dates at the daily average prices indicated below:

Date	Shares	Per Share Average Price	How Effected
October 27, 2020	25,402	$5.3404	Open Market
November 2, 2020	500	$4.7520	Open Market
November 9, 2020	2,150	$4.7840	Open Market
November 11, 2020	75,890	$4.7503	Open Market
November 12, 2020	9,631	$4.7507	Open Market
November 13, 2020	8,989	$4.7860	Open Market
November 16, 2020	21,654	$4.7524	Open Market
November 17, 2020	9,433	$4.8323	Open Market
November 18, 2020	18,366	$4.9265	Open Market
November 19, 2020	9,102	$4.7928	Open Market
November 20, 2020	4,500	$4.8234	Open Market
November 23, 2020	500	$4.7640	Open Market
December 1, 2020	15,819	$4.7773	Open Market
December 4, 2020	13,007	$4.7529	Open Market
December 9, 2020	45,690	$4.8137	Open Market
December 10, 2020	16,803	$4.7552	Open Market
December 11, 2020	20,300	$4.7500	Open Market
December 14, 2020	2,501	$4.7621	Open Market
January 8, 2021	68,267	$4.8014	Open Market
January 12, 2021	147,466	$5.2532	Open Market
Total:	515,970

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 21, 2018, by and among Sofinnova Capital VI FCPR, Sofinnova Partners SAS, Denis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi (incorporated by reference to Exhibit A to the Schedule 13D filed by Sofinnova Capital VI FCPR on February 21, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS
By: Sofinnova Partners SAS

		By:	/s/ Monique Saulnier
By:	/s/ Monique Saulnier	Name:	Monique Saulnier
Name:	Monique Saulnier	Title:	Managing Partner
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi